Exhibit 99.(d)(5)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK INTERNATIONAL FUND

AMENDED FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 0.785% up to $250 million; 0.760% on the next $250 million; 0.740% on the next $4.5 billion; 0.725% on the next $10 billion; 0.710% on the next $20 billion; 0.700% on the next $5 billion; 0.690% on the next $5 billion; and 0.680% over $45 billion.

Dated: October 1, 2022